Exhibit 99.1

GIVEN IMAGING LTD.

New Industrial Park
Yoqneam, Israel 20692

November 26, 2013

Dear Shareholder:

You are cordially invited to attend a Special Meeting of Shareholders of Given Imaging Ltd. on December 31, 2013, beginning at 4:00 p.m., local time, at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel.  We look forward to greeting as many of you as can attend this Special Meeting.

Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Special Meeting of Shareholders.  The Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend this Special Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the meeting.  Accordingly, after reading the enclosed Notice of Special Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

Very truly yours,

/s/ Israel Makov

Israel Makov
Chairman of the Board of Directors

_______________________

GIVEN IMAGING LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Given Imaging Ltd.:

A Special Meeting of Shareholders of Given Imaging Ltd. (the “Company”) will be held at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on December 31, 2013, at 4:00 p.m., local time, for the following purposes:

1.
To elect the External Directors, as defined in the Israeli Companies Law, 1999 (the “Companies Law”), of the Company to serve for an additional term of three years, until December 31, 2016 (“Proposal 1”);

2.	To approve the cash compensation of the External Directors of the Company (“Proposal 2”);

3.	To approve the equity compensation of the External Directors (“Proposal 3”);

Only shareholders of record at the close of business on December 2, 2013, are entitled to notice of, and to vote at, the Special Meeting of Shareholders.

We look forward to greeting those shareholders present at the meeting personally. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL GENERAL MEETING OF SHAREHOLDERS AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY YOU ARE KINDLY REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

If you are present at the Special General Meeting of Shareholders and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is December 12, 2013.

By Order of the Board of Directors, /s/ Israel Makov Israel Makov Chairman of the Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying form of proxy are being furnished to holders of ordinary shares, par value NIS 0.05 each (“ordinary shares”), of Given Imaging Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company for use at a Special General Meeting of Shareholders of the Company to be held on December 31, 2013, at 4:00 p.m., local time, at the Company’s principal offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the “Special Meeting”).

The Proxy

All ordinary shares represented by properly executed proxies received prior to or at the Special Meeting and not revoked prior to or at the Special Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Special Meeting.

Revocation of Proxies

A shareholder may revoke his, her or its proxy (i) by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy, a written notice canceling the proxy or appointing a different proxy; (ii) upon receipt by the Chairman of the Special Meeting of written notice from such shareholder of the revocation of his, her or its proxy prior to the Special Meeting; or (iii) by attending and voting in person at the Special Meeting.  Attendance without voting at the Special Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

Shareholders of record who held ordinary shares at the close of business in the United States on December 2, 2013 (the “Record Date”), are entitled to notice of, and to vote at, the Special Meeting.  In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name.  These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting except for shareholders who hold shares through members of the Tel Aviv Stock Exchange in Israel, who may participate and vote at the meeting if they confirm their ownership as required by the ICL and its regulations.  The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

As of the date of this Proxy Statement, there were 32,079,422 ordinary shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the Special Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued share capital. Broker non-votes and abstentions will be counted as present at the meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

For all the proposals, only ordinary shares that are voted on a matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Special Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Approval of each of Proposals 1 and 3 (the “Special Majority Proposals”) requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy and voting on such proposals, provided that either (1) such majority includes the affirmative vote of at least a majority of the shares of non-controlling shareholders and of shareholders who do not have a “personal interest” (as defined in the ICL) in the subject matter of such proposal, excluding a personal interest that is not a result of his relationship with the controlling shareholder, voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares of disinterested shareholders voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company. Approval of Proposal 2 requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy and voting on such proposal.

Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, other than solely serving as a director or officer of the Company.  A person is presumed to be a controlling shareholder if holding 50% or more of the controlling means in the Company. In addition, you are deemed to have a “personal interest” in the Special Majority Proposals if you, any member of your immediate family or a company that is affiliated with you (namely, a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares) have a personal interest in the adoption of such proposal.  However, you are not deemed to have a “personal interest” in the adoption of a Special Majority Proposal if your interest in such proposal arises solely from your ownership of our shares. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest.

Since it is highly unlikely that any of the Company’s public shareholders has a “personal interest” in any of the Special Majority Proposals and to provide for proper counting of shareholder votes, the enclosed form of proxy card includes a certification that you do not have a personal interest in this matter. If you think you have a personal interest, please contact the Company’s Corporate Secretary at +972-4-9097777; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact the Company’s Secretary on your behalf.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Special Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Special Meeting shall be conferred upon all of the joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum required for the meeting shall be conferred exclusively upon the senior among the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.  Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies.  If retained for such services, the costs will be paid by the Company.  The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of September 30, 2013 for:  (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group.  Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power.  The table also includes the number of shares underlying options that are exercisable within 60 days of September 30, 2013.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

IDB Holding Corporation Ltd. (1)	14,184,348	44.5
Directors and listed executive officers as a group (2)	15,876,006	49.8
___________________________

(1)	Based on a Schedule 13D/A filed on April 8, 2013 and on information provided to us supplementally:

This number consists of 2,662,110 ordinary shares held by RDC Rafael Development Corporation Ltd., or RDC, a private Israeli company, 6,802,710 ordinary shares held by Elron Electronic Industries Ltd., or Elron, a public Israeli company, and 4,719,528 ordinary shares held by Discount Investment Corporation Ltd., or DIC, a public Israeli company.

Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be a beneficial owner of, and to share with RDC the power to vote and dispose of, the 2,662,110 ordinary shares held by RDC. In addition, Elron and DIC are parties to a voting agreement with respect to our ordinary shares held by them, as a result of which Elron shares the power to vote 4,719,528 ordinary shares held by DIC and, therefore, may be deemed to be a beneficial owner of a total of 14,184,348, or approximately 44.5% of our ordinary shares. This voting agreement was entered into on September 29, 2003 with a term of one year which renews automatically annually unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto, and currently it is in effect.

As of September 30, 2013, DIC held approximately 50.3% of the outstanding shares of Elron and, as a result and also due to the voting agreement described above, DIC may be deemed to be a beneficial owner of, and to share with Elron and RDC the power to vote and dispose of, the foregoing 14,184,348 ordinary shares held by RDC Elron and DIC. DIC disclaims beneficial ownership of all the Ordinary Shares held by RDC and Elron.

As of such date, IDB Development Corporation Ltd., or IDBD, a private Israeli company, held approximately 73.9% of the outstanding shares of DIC. IDBD is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDBH, a public Israeli company which is controlled as follows: (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 47.2% of the outstanding shares of IDBH; (ii) Nochi Dankner held, directly and through a company controlled by him, approximately 6.7% of the outstanding shares of IDBH; (iii) Shelly Bergman, through a wholly-owned company, held approximately 3.8% of the outstanding shares of IDBH; (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 11.8% of the outstanding shares of IDBH; and (v) Manor Holdings B.A. Ltd., or Manor, a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 9.9% of the outstanding shares of IDBH. A portion of the foregoing shareholdings in IDBH have been pledged to financial institutions as collateral for loans taken to finance the purchase of these shareholdings in IDBH. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such shareholdings.

Subsidiaries of Ganden, Livnat and Manor are parties to a shareholders’ agreement with respect to a majority of the shares of IDBH held by them for the purpose of maintaining and exercising common control of IDBH by them and through their respective parent companies. Their additional shareholdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Nochi Dankner and Shelly Bergman have undertaken to vote the shares of IDBH held by them other than through Ganden in the same manner as Ganden votes its shares in IDBH.

Based on the foregoing, each of IDBD and IDBH (by reason of their control DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to be a beneficial owner of, and to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by DIC, Elron and RDC. Each of IDBD, IDBH, Ganden, Manor, Livnat, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat disclaims beneficial ownership of our ordinary shares held by DIC, Elron and RDC.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Rona Dankner, a daughter of Nochi Dankner, is a director of Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH and DIC and Dori Manor (a son of Isaac and Ruth Manor) is a director of IDBD, DIC and Elron.

Mr. Isaac Manor and Mr. Dori Manor resigned from their respective positions as directors of IDBH, DIC, IDBD and Elron on November 20, 2013.

Holders of debt securities of IDBH and IDBD are conducting court proceedings against IDBH and IDBD in which these holders allege that IDBH and IDBD are insolvent and therefore seek to force upon IDBH and IDBD creditors' arrangements with their respective financial creditors. Several different proposed creditors' arrangements were submitted for court approval and any one of them, if implemented, will change the composition of the holders of the direct or indirect control of IDBH.

Securities of each of IDBH, IDBD, DIC and Elron are traded on the Tel-Aviv Stock Exchange. The address of each of DIC, IDBD, IDBH and Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 6702301, Israel. The address of each of Elron and RDC is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel-Aviv 6702301, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel-Aviv 6969727, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon 5652626, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 7210202, Israel.

(2)          Includes 14,184,348 ordinary shares beneficially owned by DIC, Elron and RDC that may be deemed to be beneficially owned by Mr. Arie Mientkavich, who is the chairman of Elron, Mr. Ari Bronshtein, who is the Chief Executive Officer of Elron, and Mr. Lior Hannes, who is a director of IDBH and the chairman of Koor Industries Ltd., a subsidiary of DIC, as well as 1,691,658 ordinary shares and options to purchase ordinary shares beneficially owned by directors and the executive officers listed in the major shareholders table in our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the SEC on March 7, 2013, in their personal capacities or by their nominees.  The Company’s directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1 – ELECTION OF EXTERNAL DIRECTORS

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed on an exchange, including the Nasdaq Global Market, are required to appoint at least two external directors.  An “external director” is a person meeting certain independence requirements under the Israeli Companies Law.  In addition, every external director appointed to the board of directors of an Israeli company must qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Companies Law, and at least one external director must qualify as a “financial and accounting expert.”  External directors are elected to serve in three-year increments.

Each committee of the Company’s Board of Directors is required to include at least one external director and the Company’s Audit Committee and Compensation Committee must include both external directors.  One of the external directors must serve as the chairman of these committees. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

The Company’s external directors are Michael Grobstein and James Cornelius.  Each of them has served as an external director since 2001, or four three-year terms.  The current term will expire on December 31, 2013.  Under the Companies Law, external directors of dual-listed companies such as the Company may be re-elected for an additional three-year term, if the audit committee and subsequently the board of directors have determined that election for an additional term benefits the company in light of the external director’s expertise and special contribution to the board of directors and its committees.  The Company’s Audit Committee and Board of Directors recommend that the shareholders approve the appointment of Messrs. Grobstein and Cornelius to a fifth term as external directors until December 31, 2016.  The Audit Committee and the Board of Directors believe that the appointment of Mr. Grobstein to an additional term will benefit the Company because of Mr. Grobstein’s strong financial and accounting background and his experience in audit committee leadership and financial oversight, including in large U.S. corporations and medical device companies.  The Audit Committee and the Board of Directors also believe that the appointment of Mr. Cornelius to an additional term will benefit the Company because of Mr. Cornelius’s experience as a chief executive and director of large U.S. corporations, including corporations in the medical device industry. Mr. Grobstein serves as Chairman of our Audit Committee and is our designated financial expert required by U.S. securities laws.  Mr. Cornelius serves as Chairman of our Compensation and Nominating Committee.  The Audit Committee and the Board of Directors believe that both nominees contribute significantly to good corporate governance practices and increase confidence of U.S. investors in the Company.

A summary of the biographical information of each of Messrs. Grobstein and Cornelius is described below.

Nominee	Business Experience

James M. Cornelius
James Cornelius, age 70, has served as a director since October 2001 and was elected as an external director in December 2001. Mr. Cornelius was elected Chief Executive Officer of Bristol-Myers Squibb Company, or BMS, on April 30, 2007 and also became Chairman of BMS in February 2008. He retired as Chief Executive Officer of BMS effective May 5, 2010 and became BMS’s non-executive Chairman of the Board. In addition, he serves as non-executive Chairman of the Board of Mead Johnson Nutrition, or MJN, since its split off from BMS on December 18, 2009. MJN is also listed on the New York Stock Exchange. Prior to that, he served as interim Chief Executive Officer of BMS from September 12, 2006. He has been a member of the BMS Board since January 2005. From November 15, 2005 to April 21, 2006, Mr. Cornelius was Chairman of the Board and Chief Executive Officer of Guidant Corporation (a leading cardiac and vascular medical device company listed on the New York Stock Exchange), until the sale of Guidant to Boston Scientific Corporation. From 2000 until 2006, Mr. Cornelius served as the non-executive Chairman of the board of directors of Guidant Corporation. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, member of the Executive Committee, and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius holds a B.A. in accounting and an M.B.A. from Michigan State University.

Michael Grobstein
Michael Grobstein, age 70, has served as a director since October 2001 and was elected as an external director in December 2001. Mr. Grobstein serves as a director of BMS, as a member of its audit committee (previously, as its chairman) and a member of its compensation and management development committee. Mr. Grobstein served as a director of Guidant Corporation from 1999 to 2006, at which time Guidant was acquired by Boston Scientific Corporation. During that period, he was chairman of Guidant’s audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm’s worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

Each of Messrs. Grobstein and Cornelius has consented to being named in this Proxy Statement and will serve as an external director if elected. Also, each of them submitted a written declaration to the Company as to their compliance with the statutory requirements for their re-election as external directors.  Such declarations are available upon request from the Company’s Corporate Secretary.

Based on the background and experience of Messrs. Grobstein and Cornelius, the Board of Directors of the Company has resolved that each of them is an “expert external director” under the Companies Law.  An “expert external directors” is an external director who (i) has accounting or financial expertise, or (ii) due to his education, experience and skills, is highly qualified in, and has profound understanding of, the business of the Company. An “expert external director” may be paid for his services at a higher rate than an external director who does not fall within the definition (see discussion regarding compensation of the external directors in Proposals 2 and 3 below).

It is proposed that at the Special Meeting, the following resolution be adopted:

“RESOLVED, that Messrs. Michael Grobstein and James Cornelius are elected as external directors in the Company for a three-year term until December 31, 2016.”

Approval of this Proposal 1 requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy and voting on such proposal, provided that either (1) such majority includes the affirmative vote of at least a majority of the shares of non-controlling shareholders and of shareholders who do not have a “personal interest” (as defined in the ICL) in the subject matter of such proposal, excluding a personal interest that is not a result of his relationship with the controlling shareholder, voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares of disinterested shareholders voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Based on these declarations and for the reasons described above concerning the contribution, experience and background of these individuals, the Company’s Audit Committee and Board of Directors recommend a vote “FOR'' this proposal.

PROPOSAL 2 – APPROVAL OF CASH COMPENSATION OF THE EXTERNAL DIRECTORS
OF THE COMPANY

The Company is submitting for approval the cash compensation to its external directors for their services to the Company.

The compensation that may be payable to the external directors for their services is limited by regulations adopted under the Companies Law (the “Compensation Regulation”).  Under the Compensation Regulation, at the Company’s election, the cash compensation may be fixed based on amounts stated in the Compensation Regulation or relative to cash compensation payable by the Company to the other non-employee and non-affiliated directors.  The Company’s Board of Directors has resolved to adopt the relative compensation method.  Under this method, the cash compensation payable to the Company’s external directors, who are considered “expert external directors,” as described in Proposal 1 above, may not exceed the average compensation payable to the other non-employee and non-affiliated directors by more than 33%.

Under Company policy previously approved by the shareholders at the annual meetings in 2007 and in 2010, all non-employee directors, including the external directors, receive a quarterly payment of $6,250 ($25,000 annually) and $1,500 per meeting of the Board or a committee or sub-committee thereof.

The proposed cash compensation complies with the Company’s compensation policy for directors and executive officers, which was approved by the shareholders in October 2013.

Under the Compensation Regulation, the cash compensation payable to the external directors needs to be submitted for the approval of the shareholders at the time the external directors are re-elected.

It is proposed that at the Annual Meeting the following resolution be adopted:

“RESOLVED that as partial compensation for their service as external directors of the Company under the Companies Law, each of the external directors will receive a quarterly cash payment of $6,250 and $1,500 per meeting of the Board or a committee or sub-committee thereof.”

Approval of this Proposal 2 requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy and voting on this proposal.

The Compensation and Nominating Committee, the Audit Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of the external directors’ cash compensation as described above.

PROPOSAL 3 – APPROVAL OF EQUITY COMPENSATION OF THE EXTERNAL DIRECTORS
OF THE COMPANY

The Company is submitting for approval the equity compensation to its external directors for their services to the Company.

Under the Compensation Regulation, the Company may provide equity compensation to the external directors for their services, in addition to cash compensation.  The Company’s Board of Directors has resolved to adopt the relative compensation method with respect to equity compensation of the external directors, consistent with the method elected for cash compensation.  Under this method, the equity compensation payable to the Company’s external directors, who are considered “expert external directors,” as described in Proposal 3 above, may not exceed the average equity compensation payable to the other non-employee and non-affiliated directors by more than 33%.

In a Special Meeting of the shareholders held on October 8, 2013, the shareholders approved a proposal to change the equity compensation of non-employee directors to comply with the requirements of Amendment 20 to the ICL and the Company’s compensation policy for directors and officers.  Amendment 20 to the ICL mandates the imposition of a cap on the value of equity grants on the date of grant and requires that equity compensation be aligned with achieving long-term performance.

Under the ICL, the equity compensation of the external directors is determined upon their election or re-election and may not otherwise be changed.  Accordingly, in conjunction with their nomination for an additional term as external directors, the Company wishes to make changes to the equity compensation of the external directors so that it is identical to the equity compensation previously approved for the other non-employee and non-affiliated directors, namely to fix the value of equity awards that may be granted as recurring annual grants and extend the vesting period of such grants from one year to three years. The value of equity awards will be determined based on generally accepted accounting principles applicable to the Company (currently, U.S. GAAP), as reflected in its financial statements.

It is, therefore, proposed that each external director of the Company will receive:

(1) a recurring annual grant for service on the Board of Directors of restricted share units having a value of $100,000 on the date of grant;

(2) a recurring annual grant for service as a member of each committee or sub-committee of the Board of Directors of restricted share units having a value of $25,000 on the date of grant; and

(3) a recurring annual grant for service as a chairperson of the Board or any committee or sub-committee thereof of restricted share units having a value of $50,000 on the date of grant for each chairperson position held by the external director.

The foregoing recurring annual grants are cumulative.  For example, a chairman of a Board committee will receive an equity grant as a member of the committee and an additional grant as compensation for his service as a chairperson of the committee.  Recurring grants to the external directors will be made annually on the date of the Annual Meeting of shareholders beginning in 2014 and will vest equally on each of the first, second and third anniversary of the date of grant, provided that the grantee is serving on the Board on the vesting date.

In addition to the foregoing, any person joining the Board of Directors as a new external director as of and at any time after the date of this Special Meeting will receive a retention grant of restricted share units having a value of $100,000 on the date of grant. These restricted share units will vest in three equal annual installments beginning with the first anniversary of the grant, for as long as the non-employee director continues to serve as a director of the Company on the relevant anniversary date.

All grants of restricted share units mentioned above will be made under an approved and effective equity plan of the Company or any subsequent plan then in effect and under other terms and conditions previously approved by the shareholders in respect of equity awards to the external directors. The Company’s equity plans were most recently filed as exhibits 4.10 through 4.15 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 7, 2013.  Such annual report also contains a summary of the main terms of these plans in Item 6.E under the heading “Stock Option Plans.”  The terms of these equity plans are incorporated herein by reference.

Currently, Mr. Grobstein serves as chairman of the Audit Committee and Mr. Cornelius serves as chairman of the Compensation and Nominating Committee.  Both external directors are members of these committees.  Mr. Grobstein is also a member of the sub-committee of the Audit Committee.

It is proposed that the following resolution be adopted at the Special Meeting:

‘‘RESOLVED that each external director of the Company will receive equity compensation as partial consideration for his or her board and committee service, as described in this Proxy Statement.’’

Approval of this Proposal 3 requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy and voting on this proposal, provided that either (1) such majority includes the affirmative vote of at least a majority of the shares of non-controlling shareholders and of shareholders who do not have a “personal interest” (as defined in the ICL) in the subject matter of such proposal, excluding a personal interest that is not a result of his relationship with the controlling shareholder , voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares of disinterested shareholders voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Compensation and Nominating Committee, the Audit Committee and Board of Directors recommend that the shareholders vote ‘‘FOR’’ the foregoing proposed equity compensation of the external directors.

ADDITIONAL INFORMATION

The Company filed an Annual Report for the year ended December 31, 2012 on Form 20-F with the SEC on March 7, 2013.  In addition, the Company filed a number of press releases and transcripts of its investor conference calls on Form 6-K. Shareholders may obtain a copy of these documents, along with a letter to shareholders from the Chairman of our Board of Directors and our President and Chief Executive Officer, without charge, at www.givenimaging.com.

By Order of the Board of Directors, /s/ Israel Makov Israel Makov Chairman of the Board of Directors

Yoqneam, Israel
Date: November 26, 2013